Exhibit 99.113

ENERGY FUELS INC.
(the “Corporation”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matters submitted to the Special Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) held on Tuesday August 13, 2013. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Special Meeting and Management Information Circular dated July 15, 2013 (the “Management Information Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

SPECIAL BUSINESS		OUTCOME OF VOTE	VOTES BY BALLOT
			Votes For	Votes Against	Votes Withheld
1.	The approval of the Arrangement Resolution as defined in the Management Information Circular.	Carried	187,104,456 (99.31%)	1,308,354 (0.69%)	-
3.	The approval of the Share Consolidation Resolution as defined in the Management Information Circular.	Carried	185,292,676 (98.34%)	3,120,133 (1.66%)	-

DATED this 13th day of August, 2013

ENERGY FUELS INC.

Per (signed) “David C. Frydenlund”
       David C. Frydenlund, Corporate Secretary